EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO THE SEVENTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
GREAT BASIN SCIENTIFIC, INC.

The undersigned, Ryan Ashton, hereby certifies that:

FIRST:     He is the duly elected and acting President and Chief Executive Officer of Great Basin Scientific, Inc., a Delaware corporation (the “Corporation”).

SECOND:    Article IV.A. of the Seventh Amended and Restated Certificate of Incorporation of Great Basin Scientific, Inc. is hereby amended and restated in its entirety:

“A.   The total number of shares of capital stock the Corporation is authorized to issue is Two Hundred and Five Million (205,000,000) shares, consisting of Two Hundred Million (200,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”), and Five Million (5,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”).”

THIRD:     This Certificate of Amendment to the Seventh Amended and Restated Certificate of Incorporation has been duly adopted by the board of directors of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

FOURTH:    This Certificate of Amendment to the Seventh Amended and Restated Certificate of Incorporation has been duly approved, in accordance with Section 242 of the Delaware General Corporation Law, by the vote of the holders of the requisite number of the shares of outstanding common stock entitled to vote thereon at the annual meeting of the Corporation.

FIFTH: IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Seventh Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer on this 2nd day of June, 2015.

GREAT BASIN SCIENTIFIC, INC.

By:	/s/ Ryan Ashton
Ryan Ashton
President and Chief Executive Officer